SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of July, 2004.

List of Exhibits:

1.	Press release re: Pre-close statement.

Exhibit 1.

BioProgress PLC

12 July 2004

Press Release	12 July 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Pre-close statement

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, issues the following pre-close statement in advance of its Interim Results for the six months ended 30 June 2004, which are scheduled for announcement in September 2004.

Since the beginning of 2004, significant licensing deals have been signed with FMC BioPolymer for the NROBE(R) dosage form, and with Perrigo Company for the TABWRAP(R) dosage form. BioProgress has also acquired edible film assets from Aquafilm LLC which has since been renamed BioTec Films LLC. In this regard, the Company has successfully completed production trials of films for NROBE(R) in Tampa and will demonstrate film production to Wyeth later this month as part of the due diligence process on the SWALLOW technology being conducted by Wyeth, following the signing of the licensing option agreement.

BioProgress advises that all of the agreements referred to above are progressing well. The acquisition of the Tampa facility from Aquafilm LLC has been important in accelerating the Company’s ability to meet the film production requirements of its XGEL(R) technology licensees. The ‘in-the-mouth’ dissolving film market continues to grow, with few suppliers and considerable demand for products. BioProgress is expanding its current US product offering into Europe and is in discussions to develop both over-the-counter medicines opportunities for this technology and also veterinary medicines applications.

BioProgress has also announced its intention to seek a listing on the NASDAQ National Market. Discussions continue with potential US advisors, and a further announcement will be made when appropriate.

The patent entitlement proceedings against Stanelco Fibre Optics Limited are now the subject of court hearings which started on July 8th, and BioProgress remains confident that it has a very strong case.

Graham Hind, Chief Executive Officer of BioProgress plc, said: ‘I am very pleased with the progress that has been made so far in licensing out our technologies. We are partnering with some major international names and, excluding BioTec Film’s expected contribution this year, we anticipate significant revenues from royalties, machines and film sales to start flowing to BioProgress from 2005 onwards. Our balance sheet is strong, with cash resources of more than £12 million, and I continue to be extremely confident about the prospects for our business going forward. I look forward to giving a detailed update when we announce our Interim Results in September.’

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private

Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

- Ends -

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com
www.bioprogress.com

Media enquiries:
Bankside

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7444 4140
henry.ht@bankside.com
www.bankside.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over sixty patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: July 16, 2004	Elizabeth Edwards
Chief Financial Officer